SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 1, 2010

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcement on March 1, 2010 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20100301/LTN201003011052.pdf , with respect to an announcement that trading in the Company’s H shares was suspended from 9:30 a.m. on 23 February 2010 on the Hong Kong Stock Exchange and will continue to be suspended pending the release of an announcement.

An English version of the announcement is included in this Form 6-K of the Company.

Likewise, trading in the Company’s American Depositary Receipts listed on the New York Stock Exchange was similarly halted starting on February 22, 2010 and will continue to be halted pending further notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: March 1, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange.

China Southern Airlines Company Limited (the “Company”) has published the “Announcement on material issue and its progress of China Southern Airlines Company Limited” on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

Suspension of Trading

At the request of the Company, trading in the H shares of the Company was suspended from 9:30 a.m. on 23 February 2010 and will continue to be suspended until further notice.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries
Guangzhou, People's Republic of China
1 March 2010

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

Stock short name: CSA	Stock Code: 600029	Announcement No.: Lin 2010-004

Announcement on Material Issue and Shares Suspension of
China Southern Airlines Company Limited

All members of the board of directors jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

China Southern Airlines Company Limited (the “Company”) has issued the “Announcement on material issue and suspension of trading of shares of China Southern Airlines Company Limited” on 23 February 2010. It was stated in the announcement that the Company is consideration and preparing for possible arrangements to reduce the debt ratio of the Company and the trading of the shares of the Company has been suspended according to the relevant regulation.  As the Company is still going through the relevant procedures, there are uncertainties over the relevant issues. In order to protect the interests of investors, trading of the shares of the Company will continue to be suspended. After the relevant issues are confirmed, the Company will forthwith issue an announcement and apply for the resumption of trading of its shares. Investors are reminded to be aware of the risks involved in investment.

The Board of Directors of
China Southern Airlines Company Limited
1 March 2010